

82-03138

Government Understanding signed with Kingdom of Saudi Arabia

21 December 2005

BAE Systems welcomes today's announcement that the Governments of the Kingdom of Saudi Arabia and the United Kingdom of Great Britain and Northern Ireland have signed an Understanding Document, which is intended to establish a greater partnership in modernising the Saudi Arabian Armed Forces and developing close service-to-service contacts especially through joint training and exercises.

Issued by
BAE Systems plc
London

82-03138

RNS Statement

BAE Systems – regional aircraft

19 December 2005

With a number of US airlines currently operating under Chapter 11 protection BAE Systems has reviewed the outlook for its regional aircraft business. An increased loss is now expected in that business and the performance of BAE Systems' Commercial Aerospace sector in 2005 is now expected to be below that for 2004 despite an improved contribution from Airbus.

BAE Systems' defence businesses continue to make good progress and despite the increased loss in regional aircraft the company is on track to deliver its planned overall 2005 performance.

Issued by:
BAE Systems plc
London